UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

000-30090

FORM 12b-25

CUSIP NUMBER

45246M100

NOTIFICATION OF LATE FILING

(Check One): X Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐  Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:   December 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:     n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   ________________________________________________________

PART I – REGISTRANT INFORMATION
VISIPHOR CORPORATION Full Name of Registrant
n/a Former Name if Applicable
1100 – 4710 Kingsway Address of Principal Executive Office (Street and Number) Burnaby, British Columbia V5H 4M2 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Visiphor Corporation (the “Registrant”) has been working diligently to prepare the Registrant’s annual report on Form 10-KSB for the period ended December 31, 2007, management’s evaluation of the effectiveness of internal control over financial reporting pursuant to Regulation S-B could not be completed in sufficient time to permit the filing of such annual report on the scheduled due date of March 31, 2008.  Management was unable to complete its evaluation of internal control over financial reporting due to its lack of resources and staff.  The Registrant anticipates filing the annual report on Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas M. Rose (Name)	(757) (Area Code)	687-7715 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes   [  ] No

______________________________________________________________________________

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes   [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

VISIPHOR CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008

By: /s/ Roy Trivett

Roy Trivett

Chief Executive Officer